Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
6565 E. Evans Avenue LLC	Colorado
ACS Colorado Corp.	Colorado
Advanced Cannabis Solutions Corporation	Colorado
ACS Corp. (subsidiary of Advanced Cannabis Solutions Corporation)	Colorado
GC Security LLC	Colorado
General Cannabis Capital Corporation	Colorado
GC Finance Arizona, LLC	Arizona